EXHIBIT 99.3

FORM OF LETTER TO NOMINEE HOLDERS WHOSE

CLIENTS ARE BENEFICIAL HOLDERS

BIOFUEL ENERGY CORP.

Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders

of BioFuel Energy Corp.

[DATE]

To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is a prospectus (the “Prospectus”) dated [●], 2014 relating to the rights offering (the “Rights Offering”) by BioFuel Energy Corp. (the “Company”) of transferable subscription rights (the “Rights”) to purchase 2.2445 shares (the “Shares”) of common stock of the Company (the “Common Stock”) per Right (subject to rounding as described in the Prospectus), distributed to all holders of record (“Record Holders”) of Common Stock as of 5:00 p.m., New York City time, on September 15, 2014 (the “Record Date”). The Rights and the Shares are described in the Prospectus.

If not exercised, the Rights will expire at 5:00 p.m., New York City time, on [●], 2014 (as it may be extended, the “Expiration Date”), unless extended by the Company, as described in the Prospectus.

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock carried by us in your account as of 5:00 p.m., New York City time, on the Record Date.

Each Right entitles the holder thereof to purchase 2.2445 Shares (subject to rounding as described in the Prospectus) (the “Basic Subscription Privilege”) at a cash price of $5.00 per Share (the “Rights Price”). In addition, Rights holders are entitled to subscribe for an additional amount of Shares equal to up to 100% of the Shares for which they were otherwise entitled to subscribe (the “Over-Subscription Privilege”). Third Point (as defined in the Prospectus) has agreed to fully exercise its Over-Subscription Privilege (the “Third Point Over-Subscription Privilege”) and it will receive any available over-subscription shares prior to such shares being allocated to other holders, up to the Third Point Ownership Threshold (as defined in the Prospectus). If there is a sufficient number of Shares (the “Excess Shares”) available to fully satisfy the Over-Subscription Privilege requests of all holders following the exercise of Rights under all Basic Subscription Privileges and the exercise of the Third Point Over-Subscription Privilege, all over-subscription requests will be honored in full. If insufficient Shares are available to fully satisfy the Over-Subscription Privilege requests of all holders following the exercise of Rights under all Basic Subscription Privileges and the exercise of the Third Point Over-Subscription Privilege, the available unsubscribed Shares will be distributed proportionately among those holders who exercised their Over-Subscription Privilege based on the number of Shares each holder subscribed for pursuant to their Over-Subscription Privilege. Fractional Shares resulting from the proportionate distribution of unsubscribed Shares pursuant to the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share.

The Common Stock is traded on The NASDAQ Capital Market (“NASDAQ”) under the symbol “BIOF”. The Rights will be evidenced by Rights certificates (the “Rights Certificates”), which the Company plans to distribute as soon as practicable after the Record Date and which will be transferable. The Company intends to list the Rights for trading on NASDAQ under the symbol “BIOFR” during the course of the Rights Offering. As a result, holders of Rights may transfer or sell their Rights if they do not want to purchase any shares of Common Stock pursuant to the Rights Offering. The Rights, however, are a new issue of securities with no prior trading market, and the Company cannot give any assurance that the Rights will trade on NASDAQ, that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what price the Rights will trade. In addition, the transferee of a Right will be able to exercise the Basic Subscription Privilege (as defined below) attendant to such Right but will only be allocated Shares pursuant to the Over-Subscription Privilege to the extent such transferee holds Common Stock as of the Record Date.

We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, custodian bank or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

The Company will pay all fees charged by the Subscription Agent and the fees charged by the Information Agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Rights. Neither we nor the Subscription Agent nor the Information Agent will pay such expenses.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to Use of BioFuel Energy Corp. Rights Certificates; and

4.	A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the Subscription Agent.

Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Rights Price in full for each Share subscribed for, to the Subscription Agent, as indicated in the Prospectus. Payments must be made in full in U.S. currency by certified or cashier’s check payable to the “Subscription Agent, drawn upon a U.S. bank, or wire transfer. Such payment will be deemed to have been received by the Subscription Agent immediately upon receipt. Personal checks will not be accepted. The Subscription Agent must receive the Rights Certificate with payment in full prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. ONCE A HOLDER OF RIGHTS HAS EXERCISED ITS SUBSCRIPTION RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT ANY VALUE.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the Information Agent. The Information Agent’s telephone number is (855) 627-5082. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON ACTING AS AN AGENT OF BIOFUEL ENERGY CORP., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

Very truly yours,

BioFuel Energy Corp.